

DAVID J. LOHBECK

Vice President
Health, Welfare and
Financial Benefits

ROTO-ROOTER® PLUMBING & DRAIN SERVICE

Roto-Rooter Services Company
Suite 2500
255 East 5th Street
Cincinnati, OH 45202-4725

513.762.6870 Phone
513.762.6662 Fax

dave.lohbeck@rrsc.com

Receipt Acknowledged:
SECURITIES AND EXCHANGE COMMISSION
By: ______________________________
June 12, 2018
(via Federal Express)

SEC Mail Processing
JUN 13 2018
Washington, DC

Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4
Room 1004
450 Fifth Street, N.W.
Washington, DC 20549-1004

RE: 2017 Form 11-K
Chemed/Roto-Rooter Savings & Retirement Plan

Gentlemen:

Enclosed are four complete copies of the Plan's 2017 Annual Report on Form 11-K.

Please acknowledge receipt of this filing on the attached duplicate copy of this letter and return it to me in the enclosed self-addressed, stamped envelope.

Sincerely,

David J. Lohbeck

SEC
Mail Processing
Section
JUN 13 2018
Washington DC
408

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